SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 31, 2016
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

Publicly-Held Company

CORPORATE TAXPAYER’S ID (CNPJ/MF): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683-1

SUBSCRIBED AND PAID-IN CAPITAL: R$10,000,000,000.00

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

CALL NOTICE

The shareholders of Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (“Company”) are hereby invited, pursuant to Article 5, paragraph 1 of the Bylaws, to the Annual and Extraordinary Shareholders’ Meetings to be held on April 29, 2016, at 11:00 a.m., at the Company’s headquarters, at Rua Costa Carvalho nº 300, in the city and state of São Paulo, to resolve on the following matters:

ANNUAL SHAREHOLDERS’ MEETING

I.       Examination of Management accounts, analysis, discussion and vote on the Company’s Financial Statements for the fiscal year ended December 31, 2015, namely: Statement of Financial Position and the respective Statements of Income, Comprehensive Income, Changes in Shareholders’ Equity, Cash Flow, Value Added and Notes to the Financial Statements, accompanied by the Independent Auditor’s Report, Fiscal Council Report and the Audit Committee’s Summarized Annual Report.

II.       Resolution on the allocation of net income for 2015.

Net income	R$	536,279,394.86
(-) Legal Reserve – 5%	R$	26,813,969.74
(-) Minimum Mandatory Dividends	R$	127,366,356.27
(-) Additional Proposed Dividends	R$	22,527,358.00
Accumulated Profits	R$	359,571,710.85

III.       Definition of the number of members to compose the Board of Directors.

Companhia de Saneamento Básico do Estado de São Paulo

IV.       Election of the members of the Board of Directors for a term of office until the Annual Shareholders’ Meeting of 2018 and appointment of the Chairman of the Board of Directors.

V.       Election of the members of the Fiscal Council for a term of office until the Annual Shareholders’ Meeting of 2017.

VI.       Establishment the overall annual compensation of the Management and Fiscal Council members for 2016.

EXTRAORDINARY SHAREHOLDERS’ MEETING

I.   Rectification of the overall annual compensation of the Management and Fiscal Council members for 2015, that was approved at the Extraordinary Shareholders’ Meeting of July 21, 2015.

II.  Proposal of amendment to the Company’s Bylaws to include three new articles: Article 51, paragraphs 1 and 2; Article 52, paragraphs 1 and 2; and Article 53, as follows:

ARTICLE 51 – The election of persons that meet the ineligibility criteria established by the federal legislation is forbidden.

Paragraph 1 – The prohibition in the caput of this article is extended to appointments to commissions and designations for positions of trust.

Paragraph 2 – The Company will comply with article 111-A of the Constitution of the State of São Paulo and the rules in State Decrees 57,970, of April 12, 2012, and 58,076, of May 25, 2012, as well as any future amendments.

ARTICLE 52 – The investiture of members of statutory bodies and the admission of employees by the Company are subject to the submission of a statement of the assets that make up their personal wealth.

Paragraph 1 – The statement mentioned in the caput of this article must be updated on an annual basis, as well as at the moment the public agent leaves the Company.

Paragraph 2 – The Company will comply article 13 of Federal Law 8,429, of June 2, 1992, and State Decree 41, 865, of June 16, 1997, as well as any future amendments.

Companhia de Saneamento Básico do Estado de São Paulo

ARTICLE 53 – The Company will comply with Binding Precedent 13 and State Decree 54,376, of May 26, 2009, as well as any future amendments.

Proof of the status of shareholder may be required at any time before the opening of the Annual and Extraordinary Shareholders’ Meetings by presentation of (i) identification, and/or related articles of incorporation that prove legal representation, as applicable, (ii) proof of ownership and the number of shares held issued by the depositary financial institution; and (iii) in the case of proxy representation, the applicable proxy appointment duly notarized and granted within the last year, accompanied by the identification and/or related articles of incorporation of the proxy, as applicable.

Pursuant to CVM Instruction 282 of June 26, 1998, the minimum percentage interest in the Company’s voting capital to request the adoption of a multiple vote is five percent (5%).

The documents related to the matters to be discussed in the Annual Shareholders’ Meeting will be available to shareholders at the Company’s headquarters and electronically, on the website of the CVM, pursuant to CVM Instruction 481/2009.

São Paulo, March 29, 2016.

Benedito Pinto Ferreira Braga Junior

Chairman

Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 31, 2016

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.